The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated March 14, 2013
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011

US$    ●
Senior Medium-Term Notes, Series B
Fixed to Floating Rate Notes, due April 3, 2020
Issuer:	Bank of Montreal
Title of Notes:	Fixed to Floating Rate Notes, due April 3, 2020 (the “Notes”)
Trade Date:	March ● , 2013
Settlement Date (Original Issue Date):	April 3, 2013
Stated Maturity:	April 3, 2020, resulting in a term to maturity of seven years.
Principal Amount (in Specified Currency):	US$ ● ; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of US$1,000
Original Public Offering Price (Issue Price):	100%
Interest Rate Per Annum:	The Notes will bear interest at the following rates:
• From and including April 3, 2013 to but excluding April 3, 2014: 1.15%

•      From and including April 3, 2014 to but excluding April 3, 2020 (the floating rate period): a per annum rate equal to 3-month USD LIBOR plus a spread of 0.35%, subject to the Interest Payment Cap. In no event will the interest rate be less than 0%.

Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.

The 3-month USD LIBOR rate will be determined based on the Reuters screen LIBOR01 page. See “Description of the Notes We May Offer —Interest Rates —Floating Rate Notes—LIBOR Notes” in the accompanying prospectus supplement.

Interest Payment Cap:	4.25% per annum
Interest Payment Period:	Quarterly
Interest Payment Date(s):	Interest is payable quarterly in arrears on January 3, April 3, July 3, and October 3 of each year, commencing July 3, 2013. See “Specific Terms of the Notes — Interest” below.
Interest Determination Dates for LIBOR:
The second London business day preceding the beginning of the applicable interest period during the floating rate period. See “Description of the Notes We May Offer — Interest Rates—Floating Rate Notes—Interest Determination Dates” in the accompanying prospectus supplement.

Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment, if any.
Calculation Agent:	BMO Capital Markets Corp.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer —Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).

CUSIP No.:	06366RMN2
Optional Redemption Provision:	Not applicable
We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
•    Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm
•    Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm
Investing in the Notes involves risks, including those described in the “Risk Factors” section beginning on page S-3 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus. In particular, please note that all payments on the Notes are subject to our credit risk.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.
The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the Notes through the facilities of The Depository Trust Company on or about April 3, 2013.
We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. (“BMOCM”) or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
The Notes will be offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from April 3, 2013, if settlement occurs after that date.  BMOCM will purchase the Notes from us on the settlement date at prices that are expected to range from 98.50% to 99.50% of the principal amount.

BMO CAPITAL MARKETS
Pricing Supplement dated March  ● , 2013

SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series B, and therefore, this pricing supplement (the “pricing supplement”), should be read together with the accompanying prospectus supplement, dated June 22, 2011 and the accompanying prospectus, dated June 22, 2011. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series B” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

During the period from and including April 3, 2013 to but excluding April 3, 2014, the Notes will bear interest at the fixed rate of 1.15% per annum. From and including April 3, 2014 to but excluding the maturity date, the Notes will bear interest at a floating rate per annum which equals the sum of 3-month USD LIBOR and a spread of 0.35%, subject to the Interest Payment Cap set forth above.  In no event will the interest rate be less than 0%.  The index maturity is three months and the index currency is U.S. dollars.  The 3-month USD LIBOR rate will be calculated as set forth in “Description of the Notes We May Offer —Interest Rates—Floating Rate Notes—LIBOR Notes” in the attached prospectus supplement, except that if the 3-month USD LIBOR rate cannot be determined as provided in the first two subparagraphs of that section on the first interest determination date for the floating rate period, then the calculation agent will determine the 3-month USD LIBOR rate on that day in a manner that it considers commercially reasonable under the circumstances.

Interest will be payable quarterly in arrears on January 3, April 3, July 3, and October 3 of each year, commencing on July 3, 2013. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date or the Stated Maturity falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day (except as set forth in the last sentence of “Description of the Notes We May Offer —Interest Rates—Floating Rate Notes—Interest Payment Dates” on page S-19 of the attached prospectus supplement) and no interest on such payment shall accrue for the period from and after such Interest Payment Date or Stated Maturity, as the case may be, to such next succeeding business day.

“Business day” shall have the meaning set forth on page S-25 of the attached prospectus supplement, and after the first year of the Notes, the term includes a day that is also a London business day.

Optional Redemption Feature

Not applicable.

Certain Investment Considerations

Prospective purchasers should be aware that during the floating rate interest period, the maximum interest rate applicable to the Notes will be 4.25% per annum.

Our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental Canadian Tax Considerations

You should carefully consider, among other things, the matters set forth under “Canadian Taxation” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. For purposes of this discussion, any interest with respect to the Notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single qualified floating rate or at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  If the Notes are treated as providing for stated interest at a single fixed rate and a qualified floating rate, the Notes may be issued with OID.  Please see the discussion in the accompanying prospectus dated June 22, 2011 under the section entitled “United States Federal Income Taxation” and specifically under the section entitled “United States Federal Income Taxation—Tax Consequences to Holders of Our Debt Securities—Original Issue Discount—Variable Rate Debt Securities.”

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A Note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. However, pursuant to Treasury regulations, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM will purchase the Notes from us on the settlement date at prices that are expected to range from 98.50% to 99.50% of the principal amount.  BMOCM has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them at varying prices related to prevailing market prices.  Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the Notes and to reject orders in whole or in part.  You may cancel any order for the Notes prior to its acceptance.

You should not construe the offering of the Notes as a recommendation as to the suitability of an investment in the Notes.

BMOCM may, but is not obligated to, make a market in the Notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale.  Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

We expect that delivery of the Notes will be made against payment for the Notes on or about April 3, 2013.